1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

February 11, 2025

VIA EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Defensive Income Trust Registration Statement on Form N-2 File Nos. 333-281462 and 811-23994

Dear Ms. Larkin:

This letter responds to comments that you conveyed in a telephonic discussion with Alexander C. Karampatsos and Katherine T. Hurley on December 3, 2024 with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2024 on behalf of Eagle Point Defensive Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: With respect to the Fund’s response to Comment 10 filed in prior correspondence, please either (i) provide the Staff with a copy of the credit agreement between the Fund and City National Bank (the “Credit Agreement”) or (ii) represent in correspondence that all material provisions of the Credit Agreement are accurately disclosed in the Registration Statement.

Response: The Fund provided the Staff with a copy of the Credit Agreement.

2.	Comment: In the “REPURCHASES OF SHARES” section of the prospectus, please delete the duplicative disclosure appearing under the “No Right of Redemption” sub-heading.

Response: The Fund has revised the disclosure accordingly.

Ms. Larkin February 11, 2025 Page 2

3.	Comment: With respect to Item 31 of Part C, please include a hyperlink to the Adviser’s Form ADV.

Response: The Fund acknowledges the Staff's comment and notes that the hyperlink to the Adviser's Form ADV cannot be incorporated into the Registration Statement due to coding limitations for EDGAR filings. The Fund has removed the underline below "Form ADV" to avoid any potential confusion.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Philip Hinkle, Dechert LLP